FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               12 November 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 'Directorate Change' sent to the London Stock Exchange on 12 November 2004 press release

PR0440

              mmO2 ANNOUNCES BOARD RENEWALS AND COMMITTEE CHANGES

Released: 12 November 2004

mmO2 today announced a number of Board renewals and changes to the composition and membership of certain of its principal governance committees ahead of the third anniversary of the Company's flotation on 19 November 2001.

The roles and responsibilities of three of its non-executive Board members have been reviewed in anticipation of the end of their first three year terms of appointment, and the following changes will take effect:

   -The renewal, for a further three-year period from 19 November 2004, of the appointments of Andrew Sukawaty and Stephen Hodge as Non-executive Directors of the Company.

   -The renewal, for a further three year period from 20 December 2004, of the appointment of Ian Meakins as a Non-executive Director of the Company.

   -The appointment, with effect from 1 January 2005, of Stephen Hodge as Deputy Chairman and Senior Independent Director, in place of Andrew Sukawaty.

   -The appointment of Patrick Lupo, with effect from 11 November 2004, as chairman of the Remuneration Committee in place of Andrew Sukawaty, who remains a member of that committee.

   -The appointment of Stephen Hodge, with effect from 11 November 2004, to the Nomination and Governance Committee.

mmO2

mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.


mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has more than 21 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented more than 21% of total service revenues in the quarter ending 30 June 2004.

David Nicholas                             Simon Gordon
Director of Communications                 Press Relations Manager
mmO2 plc                                   mmO2 plc
david.nicholas@o2.com                      simon.gordon@o2.com
t: +44 (0)7715 759176                      t: +44 (0)771 007 0698

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 12 November 2004                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary